SECURITIES AND EXCHANGE COMMISSION

                                Washington, DC 20549


                                      FORM 11-K



             X ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]


                    For the fiscal year ended December 31, 1993

                                         OR

          _______ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

                  For the transition period from ______ to _______.


                           Commission file number: 1-5837


                         THE MECHANICAL UNIONS SAVINGS TRUST
                                (Exact name of plan)

                               135 Morrissey Boulevard
                                    P.O. Box 2378
                                Boston, MA 02107-2378
                                  (Address of Plan)


                             THE NEW YORK TIMES COMPANY
                               (Exact name of issuer)


                                 229 West 43d Street
                              New York, New York 10036
                  (Address of issuer's principal executive office)

                    The following financial statements are included in this
          Report:

               Report of independent public accounts, including:

                      Statement of net assets available for plan benefits as of the end of December 31, 1993 and December 31, 1992.

                      Statement of changes in net assets available for plan benefits for each of the years ending December 31, 1993, 1992 and 1991.

                      Notes to financial statements.

                      Schedule I - Supplemental schedule of
                      investments as of December 31, 1993.

                      Schedule II - Supplemental schedule of
                      reportable transactions for the year ended
                      December 31, 1993.

                      Schedule III - Supplemental schedule of
                      changes in net assets by account for the year ended December 31, 1993.


          Signatures:

               The Plan: Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees of the Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                       THE MECHANICAL UNIONS SAVINGS TRUST




          Dated: June 29, 1994        By     Marilyn A. Kelly
                                         --------------------------------
                                         Marilyn A. Kelly,
                                         Administrative Trustee

                           MECHANICAL UNIONS SAVINGS TRUST

                             FINANCIAL STATEMENTS AS OF
                             DECEMBER 31, 1993 AND 1992
                           TOGETHER WITH AUDITORS' REPORT

                                  TABLE OF CONTENTS



          Accountants' Report ..................................... Page 1

          Statements of Net Assets Available for Plan Benefits ........  2

          Statements of Changes in Net Assets Available for
            Plan Benefits .............................................  3

          Notes to Financial Statements ............................ 4 - 7

          Schedule I - Supplemental Schedule of Investments ...........  8

          Schedule II - Supplemental Schedule of Reportable
            Transactions ..............................................  9

          Schedule III - Supplemental Schedule of Changes in Net
            Assets by Account ......................................... 10

                             James J. Garrity & Company
                            Certified Public Accountants
                                    P.O. Box 448
                                 733 Neponset Street
                            Norwood, Massachusetts 02062
                           (617) 769-5522 .  (Fax) 769-4061


                      REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



          To the Administrative Trustees of the
          Mechanical Unions Savings Trust:

          We have audited the accompanying Statements of Net Assets Available for Plan Benefits of the Mechanical Unions Savings Trust (the Plan) as of December 31, 1993, and the related Statements of Changes in Net Assets Available for Plan Benefits for the year then ended. These financial statements and the schedules referred to below are the responsibility of the Plan's trustees. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

          The financial statements of the Mechanical Unions Savings Trust as of December 31, 1992, were audited by other auditors whose report dated May 14, 1993, expressed an unqualified opinion on those statements.

          We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the trustees, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

          In our opinion, the 1993 financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1993, and the changes in net assets available for plan benefits for the year then ended, in conformity with generally accepted accounting principles.

          Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of investment, reportable transactions and changes in net assets by account, as listed in the accompanying index, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.



          James J. Garrity & Company
          --------------------------






          Norwood, Massachusetts
          June 13, 1994

                        MECHANICAL UNIONS SAVINGS TRUST

              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                           December 31, 1993 and 1992



                                                      1993          1992
                                                      ----          ----

     ASSETS:
       Investments, at contract or market
         value
           Fixed Interest Fund                    $ 7,844,035   $ 6,851,559
           Growth Stock Fund                        2,280,993     1,287,102
           Diversified Bond Fund                      278,750        79,973
           Money Market Fund                          677,337       175,783
           Indexed Stock Fund                         579,294       288,675
           Government Securities Fund                 257,599          -
           Balanced Fund                              439,275          -
           New York Times Stock Fund                  590,364       940,989
                                                  -----------   -----------

     NET ASSETS AVAILABLE FOR PLAN
       BENEFITS                                   $12,947,647   $ 9,624,081
                                                  ===========   ===========

















                     The accompanying notes are an integral
                      part of these financial statements.

                        MECHANICAL UNIONS SAVINGS TRUST

                 STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE
                               FOR PLAN BENEFITS

                 For the years ended December 31, 1993 and 1992




                                                     1993         1992
                                                     ----         ----

     NET ASSETS AVAILABLE FOR PLAN BENEFITS,
       beginning of year                         $ 9,624,081   $ 6,647,697

     ADD (DEDUCT):
       Participant contributions                   2,839,062     2,543,458
       Employee rollovers, net                         1,087         7,512
       Investment income                             595,812       488,039
       Net realized/unrealized gain                  481,394       319,563
       Contractual and professional fees          (   44,343)   (   39,122)
       Benefits paid                              (  222,632)   (  107,396)
       In-service withdrawal                      (  103,804)   (   54,889)
       Hardship withdrawal                        (  223,010)   (  177,610)
       Transfers to other plans                         -       (    3,171)
                                                  -----------   -----------

     NET ASSETS AVAILABLE FOR PLAN BENEFITS,
       end of year                               $12,947,647   $ 9,624,081
                                                  ===========   ===========

















                     The accompanying notes are an integral
                      part of these financial statements.

                        MECHANICAL UNIONS SAVINGS TRUST

                         NOTES TO FINANCIAL STATEMENTS

                               December 31, 1993



     NOTE A - DESCRIPTION OF THE PLAN

     The Mechanical Unions Savings Trust (the Plan) is a defined contribution plan established under the collective bargaining agreement between the Globe Newspaper Company, Wilson Tisdale Company (the Company) and nine Mechanical Unions. The Plan became effective on January 1, 1989, was last amended October 1, 1993 and is available to all employees of the participating unions who meet the eligibility requirments. It is intended that the Plan qualify under Section 401(k) of the Internal Revenue Code.

     The pension committee, comprised of the plan trustees, serves as the plan administrator. Three union representatives and three represen-tatives of the Company make up the plan trustees.

     The Plan's assets are held by Allmerica Financial and are invested under a group annuity contract.

     All expenses incurred in the administration of the Plan are paid by the participants.


     Eligibility:

     To be eligible to participate in the Plan, an employee must be at least 21 years of age and a member of one of the nine Mechanical Unions participating in the Plan, and must have worked at least 1,000 hours during the previous 12-month period.

     Contributions:

     Participants may elect to contribute up to 20% of their total compen-sation per plan year. Employee contributions under the Plan are tax-deferred and subject to certain limitations, as defined under the plan agreement.

     Investments:

     Plan participants may direct the investment of their account balances in any of the following eight investment options:

     1.  Fixed Interest Fund (formerly known as the Guaranteed Fund)
         This fund invests primarily in investment grade fixed-income securities with emphasis on public bonds, private placements and commerical mortgages. It is managed by Allmerica Asset Management, Inc. The fund's primary objective is to guarantee a specific rate of interest while also guaranteeing contributions against investment loss. Amounts invested in this fund are allocated to State Mutual's General Account. The General Account

                        MECHANICAL UNIONS SAVINGS TRUST

                   NOTES TO FINANCIAL STATEMENTS (Continued)

                               December 31, 1993



     NOTE A - DESCRIPTION OF THE PLAN - (Continued)

     1.  Fixed Interest Fund (Continued)
         is an investment account established and maintained for all assets of State Mutual not specifically directed to other investment funds, and, as such, is subject to the general creditors of State Mutual Life Assurance Company of America.

     2. Growth Stock Fund (formerly known as the Managed Stock Account) This fund invests primarily in common stocks and other equity-type investments, and is managed by Miller, Anderson & Sherrerd. The fund's primary objective is to produce above-average performance results relative to the broad stock market averages. Neither the principal nor investment earnings are guaranteed under this fund.

     3.  Diversified Bond Fund (formerly known as the Bond Account)
         This fund invests primarily in publicly traded, fixed-income securities such as bonds, notes and debentures. It is managed by Allmerica Asset Management, Inc. The fund's primary objective is to maximize total return. Neither the principal nor investment earnings are guaranteed under this fund.

     4. Money Market Fund (formerly known as The Short-term Account) This fund invests primarily in money market instruments that mature in less than one year, including but not limited to government securities, certificates of deposit, bankers acceptances and commerical paper. It is managed by Allmerica Asset Management, Inc. The fund's primary objective is to obtain the most current income possible while preserving principal and allowing you access to funds. Neither the principal nor investment earnings are guaranteed under this fund.

     5.  Indexed Stock Fund
         This fund's primary objective is to match the total return of the Standard & Poor's 500 Composite Stock Price Index as closely as possible by investing in more than three-quarters of the Index's stocks. The "Standard & Poor's 500 Composite Stock Price Index" is a registered trademark of Standard & Poor's Corporation, which neither sponsors nor is affiliated with this fund. This fund is managed by Allmerica Asset Management, Inc. Neither the principal nor investment earnings are guaranteed under this fund.

     6.  Government Securities Fund
         This fund invests primarily in debt securities issued or guaranteed by the U.S. government or its agencies, and is managed by Allmerica Asset Management, Inc. The fund's primary objective is to maximize income. Neither the principal nor investment earnings are guaranteed by State Mutual under this fund.

                        MECHANICAL UNIONS SAVINGS TRUST

                   NOTES TO FINANCIAL STATEMENTS (Continued)

                               December 31, 1993



     NOTE A - DESCRIPTION OF THE PLAN - (Continued)

     7.  Balanced Fund
         This fund invests primarily in traditional stocks, bonds and cash equivalents, and is managed by Standish, Ayer & Wood. The fund's primary objective is to provide a well-diversified portfolio of stocks and bonds which will produce both capital growth and current income. Neither the principal nor investment earnings are guaranteed under this fund.

     8.  New York Times Stock Fund (formerly known as Affiliated Stock
         Fund)
         Under this option, your account is invested in common stock of the New York Times Company, as offered in State Mutual's Separate In vestment Accounts. Minimum share blocks of 100 are purchased by the Account for their fair market value with any other amounts invested in cash or cash equivalents. As a stockholder, you are investing in the Company. Neither the principal nor any investment earnings are guaranteed under this option. This investment account accepted no new contributins after October 1, 1993.

     Vesting

     Participants are 100% vested in their contributions and any earnings on their investment account balances.

     Termination of Employment

     If a participant terminates employment due to death, disability or retirement (as defined in the plan agreement), the account becomes 100% distributable. A participant may not withdraw any part of his account while still employed by the Company, except if the employee has reached the age of 59-1/2 years, applies for a hardship withdrawal or changes job classifications. Distribution is made in a lump-sum payment equal to the value of the participant's account.

     Hardship Withdrawals

     A participant may withdraw his contributions prior to age 59-1/2 solely in the event of financial hardship. Determinations of financial hardship shall be made by the plan administrator based on the criteria listed in the plan agreement (conforming with Internal Revenue Service regulations).

     Classification Change

     A participant may transfer his account balance to another plan sponsored by the Company if, upon a job classification change, the participant is no longer an eligible employee of the plan.

                        MECHANICAL UNIONS SAVINGS TRUST

                   NOTES TO FINANCIAL STATEMENTS (Continued)

                               December 31, 1993



     NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING ISSUES

     Basis of Accounting

     The accompanying financial statements are prepared using the accrual basis of accounting. All investments are stated at market value or cost plus carrying value (contract value) for the Guaranteed
     Investment Account.

     Federal Income Taxes

     The Plan obtained its latest determination letter on January 8, 1993, in which the Internal Revenue Service stated that the Plan was in compliance with the applicable requirements of the Internal Revenue Code, and is, therefore, exempt from federal income taxes.


     NOTE C - DISTRIBUTIONS PAYABLE

     Included in net assets available for plan benefits at December 31, 1993 and 1992 are benefits payable to participants who were terminated prior to plan year-end of $55,111 and $17,705, respectively.

                                                               SCHEDULE I
                        MECHANICAL UNIONS SAVINGS TRUST

                      SUPPLEMENTAL SCHEDULE OF INVESTMENTS

                            as of December 31, 1993

                          GUARANTEED ACCUMULATION FUNDS

                                                                 Contract/
                                                                  Market
                                                     Cost         Value
                                                  -----------   ----------

     Allmerica Financial:
       Fixed Interest Fund-
         #G01-001, 8.65%, due 12/31/93            $   396,479   $   396,479
         #G01-002, 8.85%, due 12/31/93                425,331       425,331
         #G01-003, 8.35%, due 12/31/94              1,589,774     1,589,774
         #G01-004, 7.15%, due 12/31/96              1,626,250     1,626,250
         #G01-005, 5.25%, due  6/30/96                651,065       651,065
         #G01-006, 7.15%, due 12/31/96                139,632       139,632
         #G01-007, 4.51%, due 12/31/97                725,896       725,896
         #G01-008, 5.25%, due  6/30/96                161,765       161,765
         #G01-009, 4.51%, due 12/31/97                111,519       111,519
         #G02-001, 9.00%, due 12/31/96              1,990,659     1,990,659
         #G03-001, 3.89%, due 12/31/95                 26,320        26,320
         #G03-002, 3.89%, due 12/31/95             (      655)   (      655)
                                                   -----------   -----------

           Total guaranteed accumulation
             funds                                $ 7,844,035   $ 7,844,035
                                                  -----------   -----------

                               INVESTMENT ACCOUNTS
                               -------------------

                                             Units
                                             -----
     Allmerica Financial:
       Growth Stock Fund                     3,381              $ 2,280,993
       Diversified Bond Fund                   412                  278,750
       Money Market Fund                     2,363                  677,337
       Indexed Stock Fund                    2,518                  579,294
       Government Securities Fund            2,161                  257,599
       Balanced Fund                         3,543                  439,275
       New York Times Stock Fund             3,774                  590,364
                                                                -----------

           Total investment accounts                            $ 5,103,612
                                                                -----------

           Total investments                                    $12,947,647
                                                                ===========

                      The accompanying notes are an integral
                       part of these financial statements.

                                                                  SCHEDULE II


                          MECHANICAL UNIONS SAVINGS TRUST

                  SUPPLEMENTAL SCHEDULE OF REPORTABLE TRANSACTIONS

                        For the year ended December 31, 1993





                             Description of       Total Cost    Total Sales
     Description of Assets    Transactions       of Purchases     Proceeds
     ---------------------   --------------      ------------   -----------

     Fixed Interest Fund (1)
       G01-005               87 purchases
                             133 sales           $ 2,133,858    $ 1,482,793

       G01-007               71 purchases
                             75 sales            $ 1,892,366    $ 1,168,928

     Growth Stock Fund (1)   266 purchases of
                               3,505 units
                             42 sales of 2,126
                               units             $ 2,243,213    $ 1,359,848


     Money Market Fund (1)   82 purchases of
                               3,201 units
                             77 sales of 1,462
                               units             $   907,272    $   413,694

     Indexed Stock Fund (1)  142 purchases of
                               2,835 units
                             23 sales of 1,678
                               units             $   618,425    $   358,561

     New York Times (2)      100 purchases of
                               2,964 units
                             59 sales of 7,406
                               units             $   368,776    $ 1,041,282


     (1) Represents transactions or a series of transactions in securities of the same issue in excess of 5% of the current value of plan assets at the beginning of the year.

     (2)  Represents transactions with a party-in-interest.

                                    MECHANICAL UNIONS SAVINGS TRUST

                       SUPPLEMENTAL SCHEDULE OF CHANGES IN NET ASSETS BY ACCOUNT

                                  For the year ended December 31, 1993



                       Fixed     Growth      Diversified  Money       Indexed     Government             New York
                      Interest   Stock          Bond      Market       Stock      Securities  Balanced    Times
                        Fund     Fund           Fund      Fund         Fund         Fund       Fund      Stock Fund   Total
                      -------    ------      -----------  ------      -------     ----------  --------   ----------   -----
BALANCE, beginning
 of year            $ 6,851,559  $ 1,287,102  $  79,973   $  175,783  $  288,675  $       -   $      -   $  940,989   $ 9,624,081

ADD (DEDUCT):

 Transfers, net     (   713,533)     259,621    156,308      390,775     139,234    196,391    410,004   (   838,800)           -

 Participants
  contributions       1,538,623      664,266     60,448      133,362     134,558     60,252     29,507       218,046    2,839,062

 Employee
  rollovers, net           -           1,087       -            -           -          -          -             -           1,087

 Investment income      595,764           23          2            3           4          2       -               14      595,812

 Net realized/
  unrealized gain          -         110,525      8,866        7,975      30,750      1,399       -          321,879      481,394

 Contractual and
  professional
  fees              (    31,313) (     7,226) (     584)  (    1,018) (    1,199) (     445)  (    236)  (     2,322) (    44,343)

 Benefits paid      (   141,294) (     5,115) (  26,263)  (   16,562)       -          -          -      (    33,398) (   222,632)

 In-service
  withdrawal        (    85,985) (     3,125)      -      (      198)       -          -          -      (    14,496) (   103,804)

 Hardship
  withdrawal        (   169,786) (    26,164)      -      (   12,784) (   12,728)      -          -      (     1,548) (   223,010)
                    -----------  -----------  ---------   ----------  ----------  ---------   --------   -----------  -----------


BALANCE, end
 of year            $ 7,844,035  $ 2,280,994  $ 278,750   $  677,336  $  579,294  $ 257,599   $439,275   $   590,364  $12,947,647
                    ===========  ===========  =========   ==========  ==========  =========   ========   ===========  ===========